As filed with the Securities and Exchange Commission on December 12, 2018

1933 Act Registration No. 333-228583

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

☒	Pre-Effective	☐	Post-Effective
	Amendment No. 1		Amendment No.

VIRTUS EQUITY TRUST

(Virtus SGA Global Growth Fund)

[Exact Name of Registrant as Specified in Charter]

Area Code and Telephone Number: (800) 243-1574

101 Munson Street

Greenfield, Massachusetts 01301

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(Address of Principal Executive Offices)

Kevin J. Carr, Esq.

Vice President, Chief Legal Officer,

Counsel and Secretary for the Registrant

Virtus Investment Partners, Inc.

100 Pearl Street

Hartford, Connecticut 06103

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(Name and Address of Agent for Service)

Copies of All Correspondence to:

David C. Mahaffey, Esq.

Sullivan & Worcester LLP

1666 K Street, N.W.

Washington, D.C. 20006

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

Title of Securities Being Registered: Shares of beneficial interest, no par value per share.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 is being filed for the sole purpose of delaying the effectiveness of the Registrant’s initial Registration Statement on Form N-14 (File No. 333-228583) that was filed with the Commission on November 28, 2018. This Pre-Effective Amendment incorporates by reference the information contained in Parts A, B and C of the initial registration Statement on Form N-14 (File No. 333-228583) under the Securities Act of 1933, as filed with the Commission on November 28, 2018.

SIGNATURES

As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Hartford and State of Connecticut on the 12th day of December, 2018.

VIRTUS EQUITY TRUST
By:	/s/ George R. Aylward
Name:	George R. Aylward
Title:	President

As required by the Securities Act of 1933, the following persons have signed this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 in the capacities indicated on the 12th day of December, 2018.

Signatures	Title

/s/ George R. Aylward	President (Principal Executive Officer) and Trustee
George R. Aylward

/s/ W. Patrick Bradley	Chief Financial Officer and Treasurer (Principal Financial and
W. Patrick Bradley	Accounting Officer)

/s/ Thomas J. Brown	Trustee
Thomas J. Brown*

/s/ Donald C. Burke	Trustee
Donald C. Burke*

/s/ Roger A. Gelfenbien	Trustee
Roger A. Gelfenbien*

/s/ Sidney E. Harris	Trustee
Sidney E. Harris*

Trustee
John R. Mallin

/s/ Hassell H. McClellan	Trustee
Hassell H. McClellan*

/s/ Connie D. McDaniel	Trustee
Connie D. McDaniel*

/s/ Philip R. McLoughlin	Trustee and Chairman
Philip R. McLoughlin*

/s/ Geraldine M. McNamara	Trustee
Geraldine M. McNamara*

/s/ James M. Oates	Trustee
James M. Oates*

/s/ Richard E. Segerson	Trustee
Richard E. Segerson*

* By:      /s/ George R. Aylward

George R. Aylward

Attorney-in-fact, pursuant to powers of attorney.